--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14F-1

                                   ----------

            INFORMATIONAL STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES AND EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                   ----------

                                iSecureTrac Corp.
             (Exact name of registrant as specified in its charter)

                                   ----------

                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)


        0-26455                                        87-0347787
(Commission File Number)                   (I.R.S. Employer Identification No.)

                                iSecureTrac Corp.
                              5078 S. 111th Street
                              Omaha, Nebraska 68137
                                 (402) 537-0022

          (Address and telephone number of principal executive offices)

                   Approximate Date of Mailing: June 17, 2005
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

        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                        NOTICE OF CHANGE IN THE MAJORITY
                            OF THE BOARD OF DIRECTORS

            NO VOTE OR OTHER ACTION OF ISECURETRAC CORP. STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                     *******

      This information statement is being mailed on or about June 17, 2005, to all stockholders of record at the close of business on June 8, 2005. You are receiving this information statement in accordance with the requirements of
Section 14(f) of Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, to inform you of an anticipated change in the composition of a majority of the members of the board of directors (the "Board of Directors") of iSecureTrac Corp. ("IST," "we," "us" or the "Company"). This information statement is provided for information purposes only. You are urged to read this information statement carefully. However, no action on your part is sought or required.

                           DESCRIPTION OF TRANSACTION

         We plan to enter into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Mykonos 6420 LP, a Texas limited partnership ("Mykonos"), pursuant to which we agreed to issue 1,000,000 shares of our Series C 8% Cumulative Compounding Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock") and warrants to purchase 32,124,924 shares of our common stock, par value $.001 per share, for cash consideration of $11 million on the terms and conditions set forth in the Securities Purchase Agreement. We anticipate that the sale of the Preferred Stock to Mykonos (the "Transaction") will close on or about June 27, 2005. The transactions described in the Securities Purchase Agreement, including the change in the makeup of our Board of Directors, do not require the consent of our existing stockholders.

         Under the terms of the Securities Purchase Agreement, we have agreed that the following actions will occur at or prior to the closing of the
Transaction:

      o the authorized number of directors will be increased from six to seven;

      o three of our existing directors will resign from the Board of Directors; and

      o four individuals designated by Mykonos will be elected as new directors of the Company.

As a result of these actions, the directors designated by Mykonos will constitute a majority of our Board of Directors. Pursuant to the Certificate of Designation, Preferences and Rights of Series C 8% Cumulative, Compounding Exchangeable Preferred Stock, as long as 50% of the shares of Preferred Stock issued to Mykonos remain outstanding, the holders of the Preferred Stock will have the right, voting separately as a class to the exclusion of the holders of our common stock, to elect a majority of the directors of the Company. In addition, the directors elected by the holders of the Preferred Stock may only be removed and replaced by the affirmative vote of the holders of a majority in voting power of the Preferred Stock.

         At this time, it is expected that Martin J. Halbur, Ronald W. Muhlbauer and Robert E. Badding will each resign from our Board of Directors immediately prior to the closing of the Transaction. Each of Messrs. Halbur, Muhlbauer and Badding are long time directors of the Company and were recently re-elected to serve on the Board at the Annual Meeting of Stockholders held on June 2, 2005.

         Currently, there are 90,556,867 shares of our common stock outstanding and we have agreed to issue 15,798,626 shares of common stock in order to retire $3,633,684 of outstanding long-term debt as a condition to the closing of the Transaction. Accordingly, there will be 106,355,493 shares of common stock issued and outstanding at the time of the closing of the Transaction. No additional shares of common stock will be issued at the closing of the Transaction. However, the Preferred Stock issued to Mykonos will be exchangeable for 47,826,087 shares of common stock plus warrants which entitle Mykonos to purchase 62,870,447 shares of common stock at $0.23 per share for five years following the date the Preferred Stock is exchanged. Mykonos will also receive warrants to purchase a total of 32,124,924 shares of our common stock the terms of which will be similar to the terms of to the options, warrants and convertible securities currently outstanding at exercise prices ranging from $0.23 to $1.65 per share (all but 354,147 of which are exercisable immediately or within 60 days of the anticipated closing date of the Transaction). If Mykonos exchanges its Preferred Stock for common stock and exercises all of its warrants, and all other options and warrants held by third parties are exercised and all convertible securities held by third parties are converted into common stock, there will be a total of 281,301,875 shares of common stock issued and outstanding, of which Mykonos will own 142,821,458 or approximately 51% of the fully diluted shares of common stock.

                                   MANAGEMENT

         Pursuant to the Securities Purchase Agreement and effective at the time we comply with Rule 14f-1 of the Exchange Act (i.e., at least ten days after the mailing of this information statement), the composition of the Board Directors will change. The following tables set forth information regarding (i) our current directors and officers and (ii) those persons who will be elected as additional directors upon consummation of Transaction.

Current Directors and Officers

         Board of Directors. Our Board of Directors consists of six directors, each of which is elected on an annual basis. The following sets forth certain information regarding each of our existing directors. Upon completion of the Transaction, Messrs. Badding, Halbur and Muhlbauer will resign from the Board of Directors.

         Robert E. Badding, age 75, joined our Board of Directors in October 1997. He is the founder and current Chairman of the Board of Badding Construction. Mr. Badding served as Chief Executive Officer of Badding Construction from 1954 to 1999. Badding Construction is a regional commercial and residential construction firm.

         Martin J. Halbur, D.D.S., age 53, joined our Board of Directors in July 2000. Dr. Halbur has been practicing dentistry in Carroll, Iowa, since 1976. Dr. Halbur performed his undergraduate work at Creighton University in Omaha and graduated from Creighton University Dental School in 1976.

         Roger J. Kanne, age 64, has been a Director since October 1997 and currently serves as Chairman of the Board of Directors. Mr. Kanne also served as our Chief Financial Officer and Secretary from May 2000 to February 2001. Mr. Kanne is Chairman, President and CEO of Community Oil Company, a regional distributor of petroleum products, and has served in such capacity since 1972. He also serves as Vice President and Secretary of ET Video Company, a regional video distributor, and has held such position for the last 17 years.

         Ronald W. Muhlbauer, age 63, is our former Chairman of the Board and has been a member of the Board of Directors since December 1996. He is a Certified Public Accountant and for 28 years was a partner with the accounting firm of Olsen, Muhlbauer & Co., L.L.P., in Carroll, Iowa. Mr. Muhlbauer current employer is Commercial Savings Bank. Mr. Muhlbauer is a graduate of Creighton University in Omaha, Nebraska, with a BS degree in Business Administration.

         Ravi Nath, age 52, joined our Board of Directors in December 2001. Dr. Nath is the Jack and Joan McGraw Endowed Chair of the Department of Information Systems and Technology at Creighton University in Omaha. He assumed the Department chair in May of 1998 and became a tenured Professor at Creighton in 1998. From 1980 to 1998, Dr. Nath was a Professor of Management Information Systems at the University of Memphis, receiving a tenure in 1985. Dr. Nath also currently serves as Executive Director of the Joe Ricketts Center in E-Commerce and as a Board member of the Applied Information Management Institute.

         Thomas E. Wharton Jr., age 43, joined our Board of Directors in December 2001. Mr. Wharton also serves as our President and Chief Executive Officer. Mr. Wharton has a 19-year career in financial management, business strategy development, and marketing for international and domestic companies. Mr. Wharton began his career at Bozell & Jacob's Poppe Tyson Advertising division in 1988, where he advanced to CFO & CIO in 1992. While CIO at Poppe Tyson, Mr. Wharton co-founded, managed, and obtained initial financing for Poppe's ad sales network, which has become the industry's top Internet advertising network, DoubleClick, Inc. (NASDAQ DCLK). Mr. Wharton co-founded Poppe Tyson Interactive, and was named President & Chief Operating Officer in 1996. Mr. Wharton's responsibilities included expanding operations into Europe, Asia, and South America, worldwide marketing strategies and global client expansion. He helped develop online strategies for IBM, Dow Chemical, Chase Bank, Priceline, Sony Playstation & Underground, Cadillac, Hong Kong Bank, Nikkei, DoubleClick, and various other startup and global clients. Mr. Wharton is currently a director of WFS Direct Inc., an email marketing firm.

         Officers. In addition to Thomas E. Wharton, Jr., our President and Chief Executive Officer, the following individuals serve as the executive officers of the Company.

         David G. Vana, age 43, was appointed Chief Financial Officer in August 2003. From November, 2001 to August, 2003, Mr. Vana served as Senior Vice President of Product Development where he led the development of the Company's offender monitoring products. Mr. Vana was with Telemarket Resources International (TRI), an Omaha, Nebraska company that provides message broadcasting and direct marketing products to the telecommunications industry, from May 2000 until October 2001 where he served as a Board Member and CFO. Prior to that, he was with Ernst & Young's Management Consulting Practice in Kansas City, Missouri. Mr. Vana previously was the CFO for Pyramid Computing Solutions, Director of Financial Systems for MFS Communications and Accounting Manager for America First Companies. He has extensive experience in strategic planning, project management, accounting and finance. Mr. Vana has a BSBA and an MBA from the University of Nebraska at Omaha.

         Edward J. Sempek, age 43, was appointed Senior Vice President, Operations & Business Development in August 2003. From November, 2001 to August, 2003, Mr. Sempek served as Senior Vice President of Sales & Marketing. Mr. Sempek served as Executive Vice President at Telemarket Resources International (TRI) from January 2000 to October 2001.
          Mr. Sempek is an entrepreneur, having owned a number of successful businesses over the past two decades including Pyramid Computing Solutions, Inc., which was acquired by TRI. Mr. Sempek was previously employed with Sprint, a large global communications company, from 1989 to 1995. He served as Major Account Manager, National Account Manager, Area Sales Manager and Regional Data Sales Manager with Sprint. In 1994 he was the number two Area Sales Manager in the country.

         David G. Sempek, age 42, was appointed Chief Technology Officer in November 2001. Mr. Sempek served as Chief Technical Officer at Telemarket Resources International (TRI) from January 1999 to October 2001. Mr. Sempek also served as Vice President of Information Services at Pyramid Computing Solutions Inc. from January 1993 to December 1999. Mr. Sempek has a Bachelor of Electrical Engineering with distinction from the University of Minnesota. He specializes in computer science and programming and has written thesis material on the "Implementation of Algorithms for VLSI Layout."

New Directors

      Pursuant to the Securities Purchase Agreement and upon the closing of the Transaction, the total number of directors will be increased from six to seven, Messrs. Badding, Halbur and Muhlbauer will resign from the Board of Directors and Mykonos will elect four individuals to serve on the Board of Directors. Following the consummation of the Transaction, Mykonos (or any subsequent holders of the Preferred Stock) will have the right to elect the majority of the members of our Board of Directors, voting separately as a class to the exclusion of the holders of our common stock, for so long as 50% of the Preferred Stock remains outstanding. In addition, the directors elected by the holders of the Preferred Stock may only be removed and replaced by the affirmative vote of the holders of a majority in voting power of the Preferred Stock.

      Mykonos Designated Directors. The following sets forth certain information regarding each of the directors Mykonos has designated to serve on our Board of Directors following the consummation of the Transaction pursuant to the Securities Purchase Agreement.

         Robert W. Korba, age 61, has been the President and Chief Executive Officer of Sammons Enterprises, Inc., a holding company, since 1988. Prior to assuming his current position Mr. Korba served as Sammons General Counsel from 1983 to 1988 and Assistant General Counsel from 1973 to 1983. Prior to joining Sammons Mr. Korba served in the U.S. Army as a 1st Lieutenant in military intelligence. Mr. Korba earned a Bachelor of Arts and a Juris Doctorate from the University of Nebraska.

         Joseph A. Ethridge, age 63, has been the Senior Vice President - Finance and Treasurer of Sammons Enterprises, Inc., a holding company, since 1990. Prior to joining Sammons, Mr. Ethridge was a tax partner with Coopers & Lybrand, an accounting firm, from 1975 to 1990. Mr. Ethridge received a BBA in Accounting and an MBA in Finance and Real Estate from the University of North Texas.

         Bruce Leadbetter, age 66, has been the Chief Executive Officer of Sponsor Investments, LLC, a private investment group, since 2003. Since 2001, Mr. Leadbetter has been a partner of Beta Capital Group, LLC, a private investment group and a partner of Aegis Services Company, LLC. From 2001 to 2003, Mr. Leadbetter served as a Member and Chairman of the Executive Committee of Patriot Air, LLC, a charter carrier. In May 2003, Patriot Air filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and was subsequently liquidated in February 2004. Mr. Leadbetter is a member of the board of directors of Adam Aircraft Industries, Inc. and serves as a trustee of The Sammons Foundation and The Sammons Dallas Foundation.

         General Goh Yong Siang, age 53, has been a Vice President of Sponsor Investments, LLC, a private investment group, since 2003. Since 2001, General Goh has been a partner of Beta Capital Group, LLC, a private investment group. Prior to 2003, General Goh served as President of ST Engineering (USA), an engineering and technical group, from 1998 until 2000 and President of Patriot Air, LLC, a charter carrier, from 2001 to 2003. In May 2003, Patriot Air filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and was subsequently liquidated in February 2004. Prior to joining ST Engineering (USA), General Goh served in the Singapore Air Force most recently as Chief of the Air Force. General Goh is a member of the board of directors of North American Technologies Group, Inc., a provider of structural composite products. General Goh received a BA from the National University of Singapore and attended the Advanced Management Program at Harvard and the Leaders in Administration Program at the Singapore Civil Service College.

The Board of Directors and its Committees

         Our Board of Directors conducts its business through meetings and actions taken by written consent in lieu of meetings. Other actions may be taken by committees established by the Board. The Company's independent directors normally meet in executive session at each regularly scheduled Board meeting. The Board of Directors held six meetings during 2004. All directors, other than Mr. Badding, attended at least 75% of all of meetings of the Board and committees on which they serve during 2004. Mr. Badding attended three out of the six Board meetings held during 2004 and does not serve on any standing committee of the Board.

         Our Board of Directors has established two standing committees: an Audit Committee and a Compensation Committee.

         The Audit Committee. The Audit Committee does not currently operate under a written charter. The Audit Committee's primary duties and responsibilities include monitoring the integrity of our financial statements, monitoring the independence and performance of our independent auditors, and monitoring our compliance with applicable legal and regulatory requirements. The Audit Committee performs the following functions:

      o Exercises sole authority to hire and dismiss our independent auditors;

      o Reviews the scope and results of the audit with our independent auditors;

      o Is responsible for required communication with the auditors in regards to the auditor's independence;

      o Reviews our quarterly and annual operating results with management and with our independent public accountants;

      o Considers the adequacy and implementation of our internal auditing, accounting and financial procedures;

      o     Pre-approves all services provided by independent auditors; and

      o Review and approve all transactions between the Company and any related parties.

         The Audit Committee consists of Ronald Muhlbauer and Ravi Nath, each of whom is an independent Director within the meaning of the applicable rules of the Securities and Exchange Commission ("SEC") and the listing requirements of the Nasdaq Stock Market. Each member of the Audit Committee has a basic understanding of finance and accounting and is able to read and understand financial statements, and Mr. Muhlbauer has been determined to qualify as an "audit committee financial expert" under criteria specified by the SEC. The Audit Committee met four times during 2004 and each member was present at each meeting.

         The Compensation Committee. The Compensation Committee consists of Roger Kanne, Dr. Martin Halbur and Ravi Nath and performs the following functions:

      o Reviews and fixes the compensation arrangements for officers and key employees;

      o Grants stock options and makes restricted stock awards to eligible participants under our 2001 Omnibus Equity Incentive Plan; and

      o     Administers our compensation and incentive plans.

The Compensation Committee met three times during 2004 and each member was present at each meeting.

         We do not have a standing nominating committee. The Board determined that due to the relatively small size of the Board, it is not necessary to form a separate committee to evaluate director nominations. After completion of the Transaction, a majority of the Board (currently four of a total of seven directors) will be elected exclusively by the holders of the Preferred Stock. The Board will nominate persons only to serve in the remaining directorships. The Board identifies nominees to serve as directors of the Company primarily through suggestions made by directors, management or stockholders. Candidates for directors are evaluated based on their independence, character, judgment, diversity of experience, financial or business acumen, and their ability to represent and act on behalf of all stockholders. However, the Board has not established any quantifiable minimum standards for evaluating potential nominees. The Board will consider nominations for directors received from stockholders which are submitted in a timely manner with sufficient biographical and business experience information about the nominee to allow the Board to evaluate the nominee.

Code of Ethics for Senior Financial Officers

      We have implemented a Code of Ethical Conduct that applies to all of its principal executive officers and senior financial officers as required by
Section 406 of the Sarbanes-Oxley Act of 2002. The Code of Ethical Conduct is available on our website at www.isecuretrac.com.

Communications with Directors

         Stockholders may communicate with any director, including the Chairman of the Board and the chairman of any committee of the Board, by sending a letter to the attention of the appropriate person (which may be marked as confidential) addressed to our corporate secretary at our home office at 5078 South 111th Street, Omaha, NE, 68137. All communications received by our corporate secretary will be forwarded to the appropriate directors

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Roger Kanne and AHK Leasing, LLC, a company controlled by him, lent the Company money during 2003 and 2004. Some of these loans were evidenced by promissory notes having terms of one year and bearing interest at a rate of 10% per annum. Some of these loans were in the form of capital leases with terms ranging from 18 months to three years and bearing interest at a rate of 9.50% per annum.. When such loans were made, we issued warrants to purchase our common stock based on the amount of money loaned to us with exercise prices and expiration dates that varied depending on the value of our common stock on the date the respective loans were made. The following table sets forth certain information regarding these loan transactions, including the transaction dates, the type of transaction, loan amounts, the number of warrants granted and the exercise price of the warrants:

                           Issue          Type of        Amount of       Number of      Exercise
Lender                      Date        Transaction       Loan ($)      Warrants (#)    Price ($)
------                      ----        -----------       --------      ------------    ---------
AHK Leasing, LLC          09/01/03     Capital Lease          250,000          355,114              0.352
AHK Leasing, LLC          09/01/03     Capital Lease          125,000          217,014              0.288
AHK Leasing, LLC          09/01/03     Capital Lease          125,000          139,509              0.448
AHK Leasing, LLC          09/01/03     Capital Lease          125,000           97,656              0.640
AHK Leasing, LLC          09/01/03     Capital Lease          125,000          105,574              0.592
AHK Leasing, LLC          09/01/03     Capital Lease          125,000          111,607              0.560
AHK Leasing, LLC          09/01/03     Capital Lease          360,000          375,000              0.480
Roger Kanne               11/21/03    Promissory Note         200,000          255,102              0.392
AHK Leasing, LLC          12/22/03     Capital Lease          375,001                -
AHK Leasing, LLC          04/12/04     Capital Lease          625,000                -
AHK Leasing, LLC          09/13/04     Capital Lease          500,000                -

         On December 30, 2004, we issued 2,506,035 shares of common stock to Roger Kanne for converting the remaining principal balance on each of his promissory notes into equity at a conversion price of $0.23 per share. On that same date, we issued 326,087 shares of common stock to Martin Halbur for converting the remaining principal balance on a promissory note evidencing a loan made by him to the Company in November 2001 into equity at a conversion price of $0.23 per share.

         A Consulting Agreement was entered into as of March 5, 2002 between the Company and Wharton Consulting, which is owned by Thomas Wharton. Mr. Wharton received consulting fees in the amount of $21,000 during 2002, $13,676 during 2003 and $0 during 2004 for services provided. This consulting agreement terminated on February 9, 2004 when Mr. Wharton became the President and Chief Executive Officer of the Company.

         On November 9, 2004, the Company issued a warrant to Roger Kanne to purchase 1,000,000 shares of our common stock at an exercise price of $0.35 per share. The warrant will expire on November 5, 2007 and was issued in consideration for special services performed by Mr. Kanne on behalf of the Company.

         On November 9, 2004, Total Tech, LLC purchased 4,021,739 shares of our common stock at $0.23 per share. In addition, the Company granted Total Tech, LLC a warrant to purchase 2,010,869 shares of our common stock at an exercise price of $0.3698, which expires on November 9, 2009.

         On January 31, 2005, the Company entered into a $1 million bridge loan with Opus 5849 LLC, an affiliate of Mykonos, ("Opus") evidenced by a promissory note executed by the Company, IST Services, Inc. and Tracking Systems in favor of Opus (the "January Note"). Subsequent to the initial bridge loan Opus extended an additional $400,000 bridge loan on April 26, 2005 and an additional $300,000 bridge loan on May 20, 2005, which in each case was evidenced by a promissory note executed by the Company, IST Services, Inc. and Tracking Systems in favor of Opus (the "Subsequent Notes" and together with the January Note, the "Opus Notes"). Pursuant to the Securities Purchase Agreement the Company has agreed to use a portion of the proceeds to repay the Opus Notes.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

Current Security Ownership

         As of June 8, 2005, there were 90,556,867 shares of our common stock issued and outstanding. Each share of common stock is entitled to one vote on all matters properly brought to a vote of the stockholders of the Company. The following table shows the number of shares of common stock beneficially owned as of June 8, 2005, by each person who we know beneficially owns more than 5% of the issued and outstanding shares of our common stock, each director and executive officer of the Company and the directors and executive officers as a group.

                                 STOCK OWNERSHIP

                                            Common Stock
                                            ------------
Name and Address          Amount and Nature of
of Beneficial Owner       Beneficial Ownership      Percent of Class
-------------------       --------------------      ----------------

Robert Badding (1)
304 Timberline Road
Carroll, IA  51401                2,245,788                  2.47%

Martin J. Halbur (2)
124 Pleasant Ridge Road
Carroll, IA  51401                1,811,122                  2.00%

Todd Hansen (3)
20004 Rondo Drive
Gretna, NE  68028                    78,750                  0.09%

Roger Kanne (4)
1311 Amy Avenue
Carroll, IA  51401               22,933,692                 21.35%

Ronald Muhlbauer (5)
222 Pleasant Ridge
Carroll, IA  51401                  485,103                  0.54%

Ravi Nath (6)
651 N. 59th Street
Omaha, NE  68132                    119,201                  0.13%

David G. Vana (7)
17902 Pine Street
Omaha, NE  68130                  1,777,716                  1.93%

Thomas E. Wharton Jr. (8)
5922 S. 166th Street
Omaha, NE  68135                  2,985,663                  3.19%

Edward Sempek (9)
616 S. 157th Avenue Circle
Omaha, NE  68118                    942,621                  1.03%

David Sempek  (10)
17027 Seward Street
Omaha, NE  68118                    945,620                  1.03%

All Directors and Executive Officers (11)
Officers as a Group (10 persons) 34,325,276                 33.75%

Total Tech LLC (12)
Carroll, IA  51401               15,303,308                 16.26%

----------
* For purposes of this table, a person is deemed to be the beneficial owner of shares of common stock if that person has the right to acquire such shares within 60 days of the Record Date by the exercise of any stock option. Such stock options held by a person are deemed to have been exercised for the purpose of computing the percentage of outstanding shares of common stock beneficially owned by such person, but shall not be deemed to have been exchanged or exercised for the purpose of computing the percentage of outstanding shares of common stock beneficially owned by any other person. Additionally, for purposes of this table, a person or entity shall be deemed to be a beneficial owner of shares of common stock if such person or entity has or shares either investment or voting power with respect to such shares. Each director and executive officer has sole voting and investment power over the shares such individual beneficially owns and all such shares are owned directly unless otherwise indicated.

(1) Includes 1,811,671 shares of common stock owned directly, fully vested options to acquire 40,000 shares of common stock at an exercise price of $0.23 per share and 394,117 common shares upon conversion of a promissory note.

(2) Includes 1,646,122 shares of common stock owned directly, fully vested options to acquire 40,000 shares of common stock at an exercise price of $0.23 per share and 125,000 fully vested warrants.

(3) Consists of fully vested options to acquire 78,750 shares of common stock at an exercise price of $0.23 per share.

(4) Includes 6,066,165 shares of common stock owned directly, 11,715,749 owned indirectly through Total Tech, LLC, fully vested options to acquire 40,000 shares of common stock at an exercise price of $0.23 per share, 1,130,102 fully vested warrants owned directly, 2,010,869 fully vested warrants owned indirectly through Total Tech, LLC, 394,117 common shares owned directly upon conversion of a promissory note and 1,576,690 owned indirectly through Total Tech, LLC upon conversion of a promissory note.

(5) Includes 445,103 shares of common stock owned directly and fully vested options to acquire 40,000 shares of common stock at an exercise price of $0.23 per share.

(6) Includes 59,201 shares of common stock owned directly and fully vested options to acquire 60,000 shares of common stock at an exercise price of $0.23 per share.

(7) Includes 64,371 shares of common stock owned directly, fully vested options to acquire 925,000 shares of common stock at an exercise price of $0.23 per share and 788,345 common shares upon conversion of a promissory note. Mr. Vana also holds unvested options to acquire 75,000 shares at an exercise price of $0.23 per share.

(8) Includes 51,546 shares of common stock owned directly, fully vested options to acquire 2,540,000 shares of common stock at an exercise price of $0.23 per share and 394,117 common shares upon conversion of a promissory note.

(9) Includes 17,621 shares of common stock owned directly and fully vested options to acquire 925,000 shares of common stock at an exercise price of $0.23 per share. Mr. Sempek also holds unvested options to acquire 75,000 shares at an exercise price of $0.23 per share.

(10) Includes 20,620 shares of common stock owned directly and fully vested options to acquire 925,000 shares of common stock at an exercise price of $0.23 per share. Mr. Sempek also holds unvested options to acquire 75,000 shares at an exercise price of $0.23 per share.

(11) Includes 10,182,420 shares of common stock owned directly, 11,715,749 shares of common stock owned indirectly through Total Tech LLC, fully vested options to acquire 5,613,750 shares of common stock at an exercise price of $0.23 per share, 3,265,971 fully vested warrants and 3,547,386 common shares upon conversion of promissory notes.

(12) The members of Total Tech, LLC are Dennis Anderson, Robert Badding, Mary Collison, Martin Halbur, Roger Kanne, Ronald Muhlbauer, and Patti Pietig.

Following the Transaction

      The following table sets forth certain information regarding the ownership of our common stock immediately after the consummation of the Transaction, by each person who we know beneficially owns more than 5% of the issued and outstanding shares of our common stock, each director and executive officer of the Company and the directors and executive officers as a group. In connection with the Transaction, we will issue 1,000,000 shares of Preferred Stock to Mykonos, along with warrants to purchase 32,124,924 shares of common stock the terms of which will be similar to the terms of to the options, warrants and convertible securities currently outstanding at exercise prices ranging from $0.23 to $1.65 per share (all but 354,147 of which are exercisable immediately or within 60 days of the anticipated closing date of the Transaction). The Preferred Stock will be exchangeable for 47,826,087 shares of common stock plus warrants, which will entitle Mykonos to purchase 62,870,447 shares of common stock at $0.23 per share. Accordingly, Mykonos will beneficially own the equivalent of 142,467,311 shares of common stock at the closing of the Transaction. As a condition to the closing of the Transaction, we will also issue 15,798,626 shares of common stock to various lenders in order to retire $3,633,684 of outstanding long-term debt as a condition to the closing of the Transaction. Accordingly, there will be 106,355,493 shares of common stock issued and outstanding upon consummation of the Transaction. If Mykonos exchanges its Preferred Stock for common stock and exercises all of its warrants, and all options and warrants held by third parties are exercised and all convertible securities held by third parties are converted into common stock, there will be a total of 281,301,875 shares of common stock issued and outstanding, of which Mykonos will own 142,821,458 or 51% of the fully diluted shares of common stock.

                                 STOCK OWNERSHIP

                                                   Common Stock
                                                   ------------

Name of Beneficial Owner               Beneficial Ownership  Percent of Class
------------------------               --------------------  ----------------

Robert W. Korba - New Director                             -            0.00%

Joseph A. Ethridge - New Director                          -            0.00%

Bruce Leadbetter - New Director                            -            0.00%

Goh Yong Siang - New Director                              -            0.00%

Roger Kanne - Director                            22,933,692           18.61%

Ravi Nath - Director                                 119,201            0.11%

Thomas E. Wharton Jr. - CEO, President, Director   2,985,663            2.73%

David G. Vana - CFO, Secretary                     1,777,716            1.64%

Todd Hansen - VP, Finance, Treasurer                  78,750            0.07%

Edward Sempek - Sr. VP, Business Development         942,621            0.88%

David Sempek - Sr. VP, CTO                           945,620            0.88%

                                       ---------------------------------------
All Directors and Executive Officers
as a Group (11 persons)                           29,783,263           24.93%


Total Tech LLC                                    15,303,308           13.92%

Mykonos 6420 LP  (1)                             142,467,311           57.26%

(1) Includes (i) 1,000,000 shares of Series C Preferred Stock, which are convertible into 47,826,087 shares of common stock plus warrants, which are immediately exercisable into 62,870,447 shares of common stock at $0.23 per share and (ii) warrants to purchase 31,770,777 shares of common stock which are exercisable immediately or within 60 days of the anticipated closing of the Transaction. Mykonos address is 5449 Sherry Lane, Suite 1900, Dallas, TX 75225. Sponsor Investments, LLC is the general partner of Mykonos. The managing member of Sponsor Investments, LLC is Herakles Investments, Inc., an indirect wholly-owned subsidiary of Sammons Enterprises, Inc. Mr. Leadbetter and General Goh are both officers of Sponsor Investments, LLC. Each of Mr. Leadbetter and General Goh disclaims beneficial ownership of the shares held by Mykonos. Messrs. Korba and Ethridge are each officers of Herakles Investments, Inc. and its ultimate parent Sammons Enterprises, Inc. Each of Messrs. Korba and Ethridge disclaims beneficial ownership of the shares held by Mykonos.

Compliance With Section 16(a) of the Exchange Act

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires each of our directors and executive officers and any holder of 10 percent or more of our common stock to file reports with the SEC showing changes in their ownership of our common stock. Based solely on our review of copies of the Section 16(a) reports we have received and written representations from each person who did not file an annual report with the SEC on Form 5, we believe that all Section 16(a) reports with respect to 2004 were filed on time, except for the following:

         (a) Three officers of the corporation, Thomas Wharton, Jr., David Vana, and Todd Hansen, failed to file on a timely basis a Form 4 report relating to the grant of stock options to them in December 2004, all of which reports were subsequently filed.

         (b) Total Tech LLC has not filed Form 3 upon becoming a beneficial owner of more than 10% of our common stock and has not filed reports on Form 4 reporting subsequent transactions in our common stock.

                            EXECUTIVE COMPENSATION OF
                         CURRENT OFFICERS AND DIRECTORS

Executive Compensation

         The following table sets forth certain information for each of the last three fiscal years concerning compensation paid by us to our current Chief Executive Officer and each other executive officer who earned a total annual salary that exceeded $100,000 for 2004 (together, the "Named Executive Officers"), and three former executive officers who resigned during 2004.

                     SUMMARY COMPENSATION TABLE

                                                                                                                 Long-Term
                                                                  Annual Compensation                          Compensation
                                                                  -------------------                          ------------
                                                                                                                Securities
                                                                                                                Underlying
                                                                                                               Options/SARS
Name and Principal Position              Year            Salary ($)                 Bonus ($)                     (#)(8)
---------------------------             -------------------------------------------------------------------------------------------

Thomas E. Wharton Jr.   (1)              2004                       143,693                         -                 2,500,000
Chief Executive Officer, President       2003                             -                         -                         -
and Director                             2002                             -                         -                         -


David G. Vana  (2)                       2004                       123,900                         -                 1,000,000  *
Chief Financial Officer, Secretary       2003                       123,900                         -                         -
                                         2002                       118,983                         -                         -


Edward Sempek (3)                        2004                       123,900                         -                 1,000,000  *
Sr. VP,  Operations and Business         2003                       123,900                         -                         -
Development                              2002                       120,950                         -


David Sempek (4)                         2004                       123,900                         -                 1,000,000  *
Sr. VP,  Technology, Chief Technical     2003                       123,900                         -                         -
Officer                                  2002                       118,983                         -


Michael P. May  (5)                      2004                        44,281                         -                         -
Former Chairman, Chief Executive         2003                       220,000                         -                         -
Officer and Director                     2002                       210,000                         -                         -


James E. Stark  (6)                      2004                        44,609                         -                         -
Former President and Director            2003                       132,000                         -                         -
                                         2002                       126,000                         -                         -


John M. Heida   (7)                      2004                        63,572                         -                   100,000
Former Senior Vice President - Corporate 2003                       110,000                         -                   100,000
Development and General Counsel          2002                       110,000                         -                   150,000


* 100,000 of these options were granted in 2003 and repriced from $0.34 to $0.23 in December 2004 and 200,000 of these options were granted in 2001 and repriced from $0.7905 to $0.23 in December 2004.

----------
     (1) Thomas E. Wharton Jr. became our Chief Executive Officer on February 9, 2004 and our President on April 1, 2004. We entered into an employment agreement with Mr. Wharton on February 9, 2004 which continues for an indefinite term, unless terminated by either party. The agreement provides for a base salary of $160,000 on an annual basis, a bonus plan of up to 50% of his annual salary and the opportunity to be granted options to purchase our common stock.

     (2) David G. Vana joined the Company on November 5, 2001 and was appointed as our Chief Financial Officer on August 1, 2003. We entered into an employment agreement with Mr. Vana on November 5, 2001 which continues for an indefinite term, unless terminated by either party. The agreement provides for a base salary of $118,000 on an annual basis, a bonus plan of up to 50% of his annual salary and the opportunity to be granted options to purchase our common stock. The agreement continues on an indefinite basis, unless terminated by either party.

     (3) Edward Sempek joined the Company as Senior Vice President, Operations and Business Development on November 5, 2001. We entered into an employment agreement with Mr. Sempek on November 5, 2001 which continues for an indefinite term, unless terminated by either party. The agreement provides for a base salary of $118,000 on an annual basis, a bonus plan of up to 50% of his annual salary and the opportunity to be granted options to purchase our common stock.

     (4) David Sempek joined our Company as Senior Vice President, Technology, and Chief Technical Officer on November 5, 2001. We entered into an employment agreement with Mr. Sempek on November 5, 2001 which continues for an indefinite term, unless terminated by either party. The agreement provides for a base salary of $118,000 on an annual basis, a bonus plan of up to 50% of his annual salary and the opportunity to be granted options to purchase our common stock.

     (5) Mr. May resigned all positions with the Company on February 9, 2004.

     (6) Mr. Stark resigned all positions with the Company on April 1, 2004.

     (7) Mr. Heida resigned all positions with the Company on June 4, 2004.

     (8) Indicates number of shares of common stock underlying options. The Company does not maintain a long-term incentive plan or pension plan for its executive officers as defined by the rules of the SEC.

Stock Options

         Our 2001 Omnibus Equity Incentive Plan (the "2001 Plan") provides for the granting of stock options and other equity incentives to our officers, key employees, directors, consultants or advisors who provide services to the Company at an exercise price of not less than 85% of the closing price of the Company's common stock as of the date when the options are granted. As of January 1 of each year, commencing with the year 2001, the aggregate number of options that may be awarded under the Plan will automatically increase by a number equal to the lesser of 1% of the total number of common shares then outstanding or 200,000. As of December 31, 2004, options for a total of 1,491,958 shares of our common stock were outstanding under the 2001 Plan and options for another 147,720 shares of common stock remain available for new option grants under the 2001 Plan.

         We have also granted options to acquire a total of 9,651,583 shares of our common stock to certain of our executive officers under the terms of the employment agreements and other individual compensation arrangements.

         On December 3, 2004, the Board of Directors adopted a resolution, upon recommendation of the Compensation Committee, reducing the exercise price of all outstanding options granted under the 2001 Plan and under employment agreements or other compensation arrangements to $0.23 per share. The market price for the Company's common stock has declined over the past several years. This has caused a substantial loss in the value of the stock option issued to the Company's directors, executives and key employees. While the Company paid no bonuses to its Named Executive Officers for their performance in 2004, the Board of Directors, including all of the members of the Compensation Committee, decided to reprice the outstanding options to provide an appropriate incentive to management and to further align executive compensation with the long-term interests of the Company's stockholders. The Company accounts for modifications of previously issued fixed stock option awards under the accounting consequences of modifications to a fixed stock option or award of APB Opinion No. 25 and related interpretations. Accordingly, the options are accounted for as variable from the date of the modification to the date the option is exercised, forfeited, or expires unexercised.

OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

         The following tables contain information on stock options granted during the year ended December 31, 2004, and about unexercised stock options held at December 31, 2004.

                OPTION / SAR GRANTS IN FISCAL YEAR 2004

                                                Number of              Percent of
                                               Securities           Total Options /
                                               Underlying             SARs Granted          Exercise or
                                             Options / SARs           to Employees           Base Price    Expiration
Name and Principal Position                    Granted (#)              in 2004              ($/Share)        Date
---------------------------                    -----------              -------              ---------    -----------

Thomas E. Wharton Jr.                           1,250,000                19.13%                 0.23             -
CEO, President and Director                     1,250,000                19.13%                 0.23      12/31/09


David G. Vana                                    200,000                 3.06%                  0.23      04/30/14
Chief Financial Officer, Secretary               500,000                 7.65%                  0.23      12/31/09
                                                 100,000 *               1.53%                  0.23              -
                                                 200,000 **              3.06%                  0.23              -


Edward Sempek                                    200,000                 3.06%                  0.23      04/30/14
Sr. VP,  Operations and Business                 500,000                 7.65%                  0.23      12/31/09
Development                                      100,000 *               1.53%                  0.23              -
                                                  200,000 **             3.06%                  0.23              -


David Sempek                                     200,000                 3.06%                  0.23      04/30/14
Sr. VP,  Technology, Chief Technical             500,000                 7.65%                  0.23      12/31/09
Officer                                          100,000 *               1.53%                  0.23              -
                                                  200,000 **             3.06%                  0.23              -


Michael P. May                                      0                      0                      0               -
Former Chairman, CEO and Director


James E. Stark                                      0                      0                      0               -
Former President and Director


John M. Heida                                    100,000                 1.53%               0.3145               -
Former Senior Vice President - Corporate
Development and General Counsel


* These options were granted in 2003 and repriced from $0.34 to $0.23 in December 2004

** These options were granted in 2001 and repriced from $0.7905 to $0.23 in December 2004

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

         The following table contains information on stock options granted during the year ended December 31, 2004, and about unexercised stock options held at December 31, 2004.

AGGREGATED OPTION / SAR EXERCISES IN FISCAL YEAR 2004 AND YEAR-END OPTION VALUES

                                                                                 Number of Securities       Value of Unexercised
                                                                                Underlying Unexercised          In-the-Money
                                                                                    Options/SARs at            Options/SARs at
                                                                                     at FY-End (#)               FY-End ($)
                                                                               ---------------------------- ------------------------
                                              Shares Acquired     Value              Exercisable /              Exercisable /
                                              on Exercise (#)  Realized ($)          Unexercisable              Unexercisable
                                          ----------------------------------------------------------------- ------------------------

Thomas E. Wharton Jr.                                0              0             2,331,666 / 208,334           23,317 / 2,083
CEO, President and Director

David G. Vana                                        0              0              858,334 / 141,666            8,583 / 1,417
Chief Financial Officer, Secretary

Edward Sempek                                        0              0              858,334 / 141,666            8,583 / 1,417
Sr. VP,  Operations and Business
Development

David Sempek                                         0              0              858,334 / 141,666            8,583 / 1,417
Sr. VP,  Technology, Chief Technical
Officer

Michael P. May                                   2,412,000       378,287             2,497,000 / 0                  0 / 0
Former Chairman, CEO and Director

James E. Stark                                       0              0                1,000,000 / 0                  0 / 0
Former President and Director

John M. Heida                                        0              0                 254,166 / 0                   0 / 00
Former Senior Vice President - Corporate
Development and General Counsel


SHARES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following equity compensation plan information summarizes plans and securities approved by, and not approved by, our stockholders as of December 31, 2004:

------------------------------------------------------------------------------------------------------------------------------------
            Plan category           Number of securities to be         Weighted average exercise      Number of securities remaining
                                      issued upon exercise of        price of outstanding options,     available for future issuance
                                   outstanding options, warrants          warrants and rights               remaining available
                                            and rights                   price of outstanding               for future issuance
                                                                     options, warrants and rights
------------------------------------------------------------------------------------------------------------------------------------
                                               (a)                                (b)                               (c)
------------------------------------------------------------------------------------------------------------------------------------
Equity compensation plans                   1,491,958                            $0.28                            147,720
 approved by security holders
------------------------------------------------------------------------------------------------------------------------------------
Equity compensation plans not               9,651,583                            $0.26                               0
 approved by security holders
------------------------------------------------------------------------------------------------------------------------------------
Total                                       11,143,541                           $0.27                            147,720
------------------------------------------------------------------------------------------------------------------------------------

----------
* Equity compensation plans not approved by security holders consist of arrangements to issue stock options under employment agreements with executive officers.

Director Compensation

         We pay each director who is neither our employee nor an affiliate of a shareholder holding owning more than 25% of the combined voting power of all outstanding shares the sum of $1,000 for each meeting of the Board of Directors. This fee may be paid in cash or in shares of our common stock having an equivalent fair market value. For attending Board meetings in 2004, our directors received the following number of shares of our common stock: Mr. Badding received 11,090 shares, Dr. Halbur received 18,734 shares Mr. Kanne received 20,154 shares, Mr. Muhlbauer received 23,279 shares and Mr. Nath received 23,279 shares.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this schedule to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 17, 2005

ISECURETRAC CORP.


By:  /s/ Thomas E. Wharton, Jr.
    -------------------------------------------
    Thomas E. Wharton, Jr., President and Chief
    Executive Officer